SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1Q10

Results Release

Teleconferences

Portugese (Click here to access)
May 17, 2010
11:00 am (Brazil time)
10:00 am (US EDT)

Phone: 0800 891-5822 (Calls from Brazil)
Phone: + 1 617.614.3523 (For calls made from abroad)
Password: 37168633

Replay: + 1 617-801-6888
Available from 05/17/2010 until 05/24/2010
Password: 72033121

English (Click here to access)
May 17, 2010
12:30 pm (Brazil time)
11:30 am (US EDT)

Phone: + 1 857.350.1679
Password: 69023230

Replay: + 1 617-801-6888
Available from 05/17/2010 until 05/24/2010
Password: 87221211

A STAR ALLIANCE MEMBER

São Paulo, May 15th, 2010 – (BOVESPA:TAMM4, NYSE: TAM) We present our results for the first quarter of 2010 (1Q10). The operating and financial information, except when indicated otherwise, are presented based on consolidated number and in Reais (R$), according to the international accounting principles, IFRS (International Financing Reporting Standards – issued by IASB).

Highlights

We created a large multibusiness corporation focused on airline operations, where Marco Antonio Bologna is the CEO of TAM S/A Holding and responsible for the ancillary business development of the group and its institutional relationship. Libano Barroso follows as CEO of TAM Airlines and Investor Relations Director of TAM S/A. An important step of the group was the IPO of Multiplus Fidelidade and the acquisition of Pantanal Linhas Aéreas. For more information see Multibusiness structure on page 4.

On May 13th, we had the ceremony of entrance into Star Alliance. With this, we are part of the world's largest alliance, composing 27 companies with presence in 181 countries and 1,167 airports. We will have several benefits such as increase in profitability and brand exposure. For more information see Star Alliance on page 5.

Our Technology Center, MRO (Maintenance, Repair and Overhaul) unit has been certified by Ecuador aeronautical authority (Direccion General de Aviacion Civil) and by aeronautical authorities of Netherlands Antilles (Directorate of Civil Aviation), expanding our ability to provide maintenance services. This year we had already announced the certification by the Argentine National Civil Aviation Administration (ANAC) and the IOSA (IATA Operational Safety Audit) registration renewal valid until January 2012.

We are the sponsor airline and official carrier of the Brazilian Squad for the 2010 World Cup. Two aircrafts painted with the theme are already flying around the country. The painting was chosen by internet users and was done by our maintenance team in São Carlos. In May, we have introduced the onboard entertainment service related to soccer.

We have been awarded for the “2009 Latin America Deal of the Year” from Airfinance Journal due to the issuance of U$ 300 million in Senior Guaranteed Notes (Bonds) maturing in 2020.

We are the airline that offers more options of payment to customers. Through our website www.tam.com.br, the passenger has several options to acquire the ticket, such as: credit card, direct debit, bank financing with the possibility of payment in up to 48 installments, and an exclusive payment through thousands of lottery outlets. In our tourism operator, TAM Viagens, customers also have plenty of choices for payment of their packages. Recently, we have signed an agreement with Caixa Economica Federal to finance tourist packages to customers whether or not account holder, directly in TAM Viagens stores in up to 24 installments. Customers also have the options to pay with credit cards, direct debit, pre-dated checks, among others. Our intention is to increase the access of passengers flying by leisure purposes, either through choices of payments or more competitive prices, but always with the same quality of service that is already known by our customers.

On April 20th, we received the award for the Most Admired Brazilian Airline, granted by the Airplane Revue magazine. This is the first edition of the award, organized by the magazine published by Motorpress, an international group that also runs Germans publications such as Flug Revue and Aero Kurier.

To ensure a sustainable and aligned to administrative best practice and determination of results growth, we migrated our management system (ERP) to a new platform, which will redesign organization’s systems inorder to provide more accurate and faster information, ensuring the fulfillment of our targets and contributing to sustainability. This migration should bring several benefits, including better standardization, increase in productivity and synergy among areas involved, bringing gains for business growth.

In the first quarter of the year we had a reduction in the punctuality we usually offer to our passengers. We understand that this is an attribute highly appreciated by the customers and we always seek to deliver the highest levels. In 2009 we operated in average levels of 90% of punctuality and in the first quarter of 2010, these levels were 81% according to the Infraero’s methodology, which considers delays higher than 30 minutes. The main reasons for this decline are meteorological. We recorded a high volume of rains during this period in Brazil. We were also impacted by the rigorous winter in Europe, affecting not only international punctuality but also domestic connection flights with passengers coming from abroad. In April we may already observe a strong recovery reaching a punctuality of 89%, putting us closer to the historical levels. According to our methodology, excluding external factors, our punctuality level in the first four months of the year rises to 95%, considering delays higher than 15 minutes.

In mid-April, a volcanic eruption in Iceland affected our operations in London, Paris, Frankfurt and Milan between April 15th and April 21st. We had 56 flights canceled, which represented roughly 2% of all international flights estimated for the month. In April 22nd, all flights to Europe were operating normally and in April 23rd, we have already rearranged all the passengers that failed to board from Frankfurt, Milan and Paris. After that, London soon normalized operations.

We are always looking for creating intelligent products that are appreciated by customers:

· We launched "Luggage Door-to-Door" service, a new luggage delivery service designed to provide more comfort to our passengers. The service collects the luggage in the passenger's address and delivers at the chosen destination. The service can be hired at the moment of ticket purchase or through our Call Center, and is available 24 hours per day, seven days a week, including holidays.

· We are offering the Duty Free service in international long haul flights (destinations to Europe and United States). The catalog, supplied by the DFW Company, based in Miami, brings exclusive products and special offers for our customers.

· Our cargo unit created a new package for deliveries, the Big Box, witch aims to preserve the physical integrity of the cargo, reduces incidents caused by handling and avoids losses and theft attempts. Moreover, its use reduces loading and unloading times by 35%.

We continue to develop sustainable actions such as the following:

· Some international routes are with a sustainable innovation in the economy class: the replacement of plastic packaging, in which meals are served, by containers made of biodegradable material.

· In the second half of 2010, we are going to hold a demonstration flight (non-commercial) with a mixture of aviation bio-fuel that includes Brazilian vegetable biomass, the Jatropha plant. This demonstration flight will be the very first experience of that genre in Latin América.

· We were present in a rehabilitation and inclusion fair. The Reatech is a fair aimed at people with physical, intellectual, visual, hearing, and multiple deficiency and their family, medical professionals, seniors and persons with reduced mobility.

Multibusiness structure

We have completed another phase in our organizational restructuring, indicating our commitment on improving governance and creating a large corporation with a focus on airline operations and multibusiness. On April 30th, 2010, Marco Antonio Bologna was ratified as CEO of TAM S/A holding with responsibility for the development of the ancillary business and its institutional relationship. Líbano Barroso follows as CEO of TAM Airlines, in charge of airline operations, which include TAM Airlines, TAM Mercosur, Pantanal Airlines and TAM Viagens. He will continue as Director of Investor Relations of the holding TAM SA.

In TAM Airlines, Ricardo Froes comes to the company as the new vice president of Finance, Management and IT. In February we reestablished the vice presidency of Knowledge Management and Human Resources, with Claudio Costa. Besides that, we recently created the vice presidency of Supply and Contracts, in charge of José Zaidan Maluf, all reporting to the CEO, Líbano Barroso.

Multiplus Fidelidade

Searching transparency and best practices of corporate governance, the executive Eduardo Gouveia was appointed to the position of CEO of Multiplus Fidelidade, which had been in charge of Líbano Barroso since the company was established in October 2009. In the beginning of February, Multiplus conducted its IPO, becoming the first loyalty company to join the São Paulo Stock Exchange (Bovespa). The IPO raised the total amount of R$ 692 million, improving our cash position. The first quarter results release can be found at the investor relation website (www.multiplusfidelidade.com.br/ir).

Pantanal Airlines

Another important step was the acquisition of Pantanal Airlines, announced in December, 2009 and approved by ANAC (National Agency for Civil Aviation) in March 2010. Pantanal is an airline company witch flies to medium-sized cities in the States of São Paulo, Minas Gerais and Paraná from Congonhas Airport (SP). The purchase by R$ 13 million has a great strategic value, because with the acquisition we assumed the leadership at Congonhas airport, the most important of the country. Moreover, it opens new opportunities in the domestic market, flying in mid-density routes, linking medium-sized cities to big hubs.

Other steps of the incorporation process had already been made. Are in operation the flights code-share, total care line maintenance by TAM and fuel purchased together with TAM, generating a cost reduction of around 10% for Pantanal.

Star Alliance

On May 13th, 2010, we joined the Star Alliance network putting the world’s largest and longest serving airline alliance once again back on the South American continent.

Over the past years, we have expanded our network to cover a variety of destinations in the USA and Europe, many of these being Star Alliance hubs. The Star Alliance network now counts with 27 airlines members, offering more than 21,050 daily flights to 1,167 destinations in 181 countries. With that our services will be expanded and we will offer to our customers a practical and integrated travel experience, increasing the range of benefits.

TAM Fidelidade’s customers now accrual and redeem points when travelling on all other Star Alliance member carriers. By the same way, participants of the other member carriers’ Frequent Flyer Programs (FFP) accrual points every time they fly TAM Airlines and can redeem points on the TAM network.

Additionally, flights operated by TAM Airlines will be included in both Star Alliance Conventions Plus and Meetings Plus, enhancing the value proposition of these products. Convention and meeting organizers based in South America can use the enlarged Star Alliance network to fulfill their travel requirements. Furthermore, organizers based in other parts of the world can now rely on Star Alliance to provide delegate transport from many additional destinations in South America.

Leisure travelers, as well, will also benefit from TAM Airlines’ membership in Star Alliance. The popular RTW (Round the World Fare) now offers numerous new travel combinations throughout Brazil and South America, as well as more flights between Brazil and Europe, and Brazil and the USA. Moreover, TAM will sell in North America and Europe the Airpasses, allowing customers to purchase air tickets into the Star Alliance network in these regions, in combination with a long-haul ticket from Brazil.

As a result, we expect a revenue increase of approximately US$ 60 million per year. According to experiences from other airlines inside Star Alliance, passengers’ volume increase by 3% to 5% after entering the alliance. Furthermore, by TAM’s branding exposition throughout the world, in short period of time, we will be recognized as a global airline.

Market

Industry growth in the domestic and international markets

Total Domestic Market - Presented a growth in
demand by 35%, when comparing 1Q10 to 1Q09 and
20% growth in supply in the same period. Due to
these facts, the load factor of the industry increased
7.8 percentage points to 71.6% in 1Q10 versus
63.8% in 1Q09.	Total International Market - In the international
market, we observed an increase in demand by 12%
comparing 1Q10 with 1Q09, and the supply
remained flat in the same period. These factors led
to an elevation in the load factor by 8.4 percentage
points, from 67.7% to 76.2%, in 1Q09 and 1Q10,
respectively.

Financial Results

In the tables below all the values shown are in conformity with international accounting principles, IFRS and were originally calculated in real and are stated in millions and cents. Therefore, (i) the results of the sum and division of some figures in the tables may not correspond to the totals shown in the same due to rounding, (ii) the outcome of the percentage changes may diverge demonstrated.

Main Financial and Operational Indicators

(In Reais, except when indicated otherwise)	1Q10	1Q09	1Q10 vs 1Q09	4Q09	1Q10 vs 4Q09
Operational Income (million)	2,603.8	2,617.8	-0.5%	2,497.0	4.3%
Total Operating Expenses (million)	2,507.6	2,486.2	0.9%	2,370.8	5.8%
EBIT (million)	96.3	131.6	-26.8%	126.2	-23.7%
EBIT Margin %	3.7	5.0	-1.3 p.p.	5.1	-1.4 p.p.
EBITDA (million)	256.9	303.1	-15.2%	261.7	-1.9%
EBITDA Margin %	9.9	11.6	-1.7 p.p.	10.5	-0.6 p.p.
EBITDAR (million)	376.5	476.1	-20.9%	373.1	0.9%
EBITDAR Margin %	14.5	18.2	-3.7 p.p.	14.9	-0.5 p.p.
Net Income (million)	-58.1	25.7	-	-334.1	82.6%
Total RASK (cents)	15.3	16.3	-5.7%	14.9	2.9%
Domestic Scheduled RASK (cents)	12.8	14.1	-8.9%	13.4	-4.1%
International Scheduled RASK (cents)	12.4	12.5	-0.2%	9.8	27.2%
International Scheduled RASK (USD cents)	6.9	5.4	27.9%	5.6	22.7%
Total Yield (cents)[1]	22.1	25.1	-11.8%	21.7	2.0%
Domestic Scheduled Yield (cents)	19.7	23.6	-16.5%	20.7	-4.7%
International Scheduled Yield (cents)	16.2	17.4	-6.7%	13.0	25.4%
International Scheduled Yield (USD cents)	9.0	7.5	19.7%	7.5	20.9%
Load Factor %	72.1	67.1	5.0 p.p.	71.4	0.7 p.p.
Domestic Load Factor %	69.3	64.2	5.1 p.p.	68.8	0.5 p.p.
International Load Factor %	76.6	71.6	5.0 p.p.	75.5	1.0 p.p.
CASK (cents)	14.8	15.4	-4.3%	14.2	4.3%
CASK excluding fuel (cents)	10.1	11.1	-9.3%	9.8	2.6%
CASK USD (cents)	8.2	6.7	22.7%	8.1	0.6%
CASK USD excluding fuel (cents)	5.6	4.8	16.3%	5.7	-1.0%

Obs.: RASK is net of taxes and Yield is gross of taxes
1 Includes revenues from flights, cargo and others

Revenue per type of service

(In millions of Reais)	1Q10	1Q09	1Q10 vs 1Q09	4Q09	1Q10 vs 4Q09
Domestic revenue
Scheduled Pax	1,366.8	1,381.3	-1.0%	1,406.4	-2.8%
Charter Pax	29.9	61.2	-51.1%	26.3	13.6%
Total	1,396.8	1,442.5	-3.2%	1,432.8	-2.5%

International revenue
Scheduled Pax	814.7	795.1	2.5%	638.8	27.5%
Charter Pax	1.1	1.7	-36.6%	0.9	15.2%
Total	815.8	796.9	2.4%	639.8	27.5%

Cargo revenue
Domestic cargo	115.5	97.9	18.0%	125.4	-7.8%
International Cargo	140.4	110.5	27.1%	149.6	-6.1%
Total	256.0	208.4	22.8%	274.9	-6.9%

Other operating revenue
Loyalty Program	135.0	184.9	-27.0%	113.7	18.8%
Expired tickets and other	14.3	14.7	-3.0%	12.9	11.0%
Agency of trip and tourism	90.8	64.2	41.6%	120.5	-24.6%
Total	240.1	263.8	-9.0%	247.0	-2.8%

Gross Revenue	2,708.6	2,711.5	-0.1%	2,594.5	4.4%

Gross Revenue

Decrease of 0.1% in 1Q10 compared to 1Q09, reaching R$ 2,708.6 million, due to:

Domestic Revenue

Decreased of 3.2% to R$ 1,396.8 million due to a reduction in scheduled yield by 16.5%. The yield decrease is related to a slower return of the business passengers, the increase in domestic average stage length by 4.4%, flying over hub, and a strong basis of comparison, as 1Q09 was the strongest quarter of 2009. This reduction was partially offset by a growth in demand in RPKs by 18.5% that combined with supply growth of 8.7% in ASK, increasing our occupancy rates by 5.1 percentage points to 69.3%. With the combination of these factors, our RASK reduced 8.9% to R$ 12.8 cents.

International Revenue

Increase of 2.4% to R$ 815.8 million. Our scheduled yield in dollar raised 19.7%, due to the economy recovery, bringing back the business passengers and allowing the increase in average fares in dollars, while the scheduled yield in reais decreased by 6,7% because of the appreciation of the real by 22.0% on the average of the quarter comparing with the same period of the last year. The increased of demand by 9.8% and 2.7% in supply, raised our load factor rates by 5.0 percentage points to 76.6%. Our RASK in reais was almost stable, while in dollar increased by 27.9%.

Cargo Revenue

Increase of 22.8%, reaching R$ 256.0 million, showing strong signs of recovery in global economy, combined with appreciation of the real by 22.0%, witch impacts our international operations. Besides that, in March, our cargo operation recorded the highest monthly revenue of our history.

Other Revenues

Reduction of 9.0% reaching R$ 240.1 million, due to a decrease in sales of the loyalty program points due to the impact of the appreciation of the real of 22.0% in the points sold to the banks that are related to the dollar. Also, due to the elimination impact from the adjustment to respect the international consolidation accounting rules for loyalty program’s revenue recognition. Partially offset by the 41.6% increase in the expired tickets and others.

The international consolidation accounting rules for loyalty program’s revenue recognition says that the point used to award the passenger is recognized based in its fair value. The revenue needs to be deferred as the ticket is sold and is only recognized when the point is redeemed and the passenger is transported. The recognized revenue is net of the breakage.

Ticket Sales

As a sign of Brazilian economic recovery, in March we recorded the highest ticket sales in Brazil over the last 15 months, since the beginning of the economic crisis at the end of 2008. This is also a sign of the increasing flow of customers with the intention of flying.

Brazilians sales recorded in the 1Q10 an index of 28.1% through direct channels, where there are no commercial costs. This index is 6.0 percentage points higher than the same period last year and in line with the previous quarter. Our website is the leading direct sales channel, and was responsible for 20.4% of sales on the 1Q10, 5.6 percentage points higher than 1Q09.

After the implementation of Amadeus Altéa platform, in the forth quarter last year, we reached a new level of sales through the website, since the search for passages became much friendlier due to the implementation of FlexPricer Amadeus, giving the possibility to view fares and dates comparison, a very important tool when the passenger is flexible to dates.

See the evolution of direct sales in Brazil:

Income Statement

(In millions of Reais)	1Q10	1Q09	1Q10 vs 1Q09	4Q09	1Q10 vs 4Q09
Operational Income	2,708.6	2,711.5	-0.1%	2,594.5	4.4%
Flight Revenue	2,468.5	2,447.7	0.8%	2,347.5	5.2%
Domestic	1,396.8	1,442.5	-3.2%	1,432.8	-2.5%
International	815.8	796.9	2.4%	639.8	27.5%
Cargo	256.0	208.4	22.8%	274.9	-6.9%
Other operating sales and/or services revenue	240.1	263.8	-9.0%	247.0	-2.8%
Sales deductions and taxes	(104.8)	(93.8)	11.7%	(97.5)	7.4%
Net Operational Income	2,603.8	2,617.8	-0.5%	2,497.0	4.3%

Operational Expenses
Fuel	(794.8)	(695.1)	14.3%	(724.9)	9.6%
Selling and marketing expenses	(214.5)	(157.6)	36.1%	(251.8)	-14.8%
Aircraft, engine and equipment leasing	(119.6)	(173.0)	-30.9%	(111.4)	7.3%
Personnel	(531.9)	(521.4)	2.0%	(472.1)	12.7%
Maintenance and reviews (except personnel)	(155.3)	(210.3)	-26.2%	(102.0)	52.2%
Outsourced services	(194.1)	(203.4)	-4.6%	(222.5)	-12.8%
Landing, take-off and navigation charges	(146.3)	(145.6)	0.5%	(141.4)	3.5%
Deprecciation and amortization	(160.6)	(171.5)	-6.4%	(135.5)	18.5%
Aircraft insurance	(13.0)	(15.9)	-18.1%	(16.0)	-18.5%
Other	(177.4)	(192.3)	-7.8%	(193.1)	-8.1%
Total of operational expenses
	(2,507.6)	(2,486.2)	0.9%	(2,370.8)	5.8%

EBIT	96.3	131.6	-26.8%	126.2	-23.7%
Movements in fair value of fuel derivatives	(10.4)	(62.4)	83.3%	65.1	-
Gains (losses) on aircraft revaluation
recognized in the income statement	0.0	0.0	-	(723.1)	-

Operating Income (loss)
	85.9	69.2	24.1%	(531.8)	-
Financial income (expense)	516.3	261.8	97.2%	250.2	106.3%
Other net operating expenses	(679.3)	(290.8)	133.6%	(222.0)	-206.0%
Income (loss) before income tax and social
contribution
	(77.1)	40.2	-	(503.6)	84.7%
Income tax and social contribution	20.8	(13.9)	-	169.7	-87.7%
Income (loss) before minority interest
	(56.3)	26.3	-	(333.9)	83.1%
Minority Interest	(1.8)	(0.6)	183.0%	(0.2)	674.6%

Net Income	(58.1)	25.7	-	(334.1)	82.6%

Main Revenue and Expenses

(In Reais cents per ASK)	1Q10	1Q09	1Q10 vs 1Q09	4Q09	1Q10 vs 4Q09
Operational Income	15.95	16.84	-5.3%	15.49	3.0%
Flight Revenue	14.54	15.20	-4.4%	14.02	3.7%
Domestic	8.23	8.96	-8.2%	8.56	-3.8%
International	4.80	4.95	-2.9%	3.82	25.8%
Cargo	1.51	1.29	16.5%	1.64	-8.2%
Other operating sales and/or services revenue	1.41	1.64	-13.7%	1.47	-4.1%
Sales deductions and taxes	(0.62)	(0.58)	5.9%	(0.58)	5.9%
Net Operational Income (RASK)	15.34	16.26	-5.7%	14.91	2.9%

Operational Expenses
Fuel	(4.68)	(4.32)	8.4%	(4.33)	8.1%
Selling and marketing expenses	(1.26)	(0.98)	29.1%	(1.50)	-16.0%
Aircraft, engine and equipment leasing	(0.70)	(1.07)	-34.4%	(0.67)	5.9%
Personnel	(3.13)	(3.24)	-3.2%	(2.82)	11.1%
Maintenance and reviews (except personnel)	(0.91)	(1.31)	-30.0%	(0.61)	50.1%
Outsourced services	(1.14)	(1.26)	-9.5%	(1.33)	-14.0%
Landing, take-off and navigation charges	(0.86)	(0.90)	-4.7%	(0.84)	2.1%
Deprecciation and amortization	(0.95)	(1.07)	-11.2%	(0.81)	16.9%
Aircraft insurance	(0.08)	(0.10)	-22.4%	(0.10)	-19.6%
Other	(1.04)	(1.19)	-12.5%	(1.15)	-9.4%
Total of operational expenses (CASK)
	(14.77)	(15.44)	-4.3%	(14.16)	4.3%

Spread (RASK - CASK)	0.57	0.82	-30.6%	0.75	-24.8%

Operational expenses
Increase of 0.9%, to R$ 2,507.7 million in 1Q10 compared to 1Q09, mainly due to fuel and selling and marketing expenses. The increase was partially offset, mainly by the reduction in aircraft leasing and maintenance. CASK decreased by 4.3% to R$ 14.8 cents and CASK excluding fuel expenses decreased by 9.3% to R$ 10.1 cents.

Fuel
Increase of 14.3% to R$ 794.8 million, mainly by the increase on the average cost per gallon by 7.0% and increase in the volume of fuel consumed by 6.9%, due to an increase of 4.9% in the number of hours flown. The increase was partially offset by the appreciation of the real by 22.0%, on the average of the quarter comparing with the same period last year, and by an increase of 2.8% in the stage length. Per ASK increased by 8.4%.

Sales and marketing
Increase of 36.1% to R$ 214.5 million, primarily due to the increase of international and cargo revenues, where the agent commission is higher and the weak base of comparison, as in 1Q09 all marketing activities were canceled due to the crisis. In relation to net revenue, increased from 6.0% in 1Q09 to 8.2% in 1T10. Per ASK increased by 29.1%.

Aircraft, engine and equipment leasing
Reduction of 30.9% to R$ 119.6 million, mainly due to the appreciation of the real by 22.0% on the average of the quarter comparing with the same period 2009, besides the reduction of one aircraft classified as operating leasing, excluding the ATR-42. Per ASK decreased by 34.4%.

Personnel expenses
Increase of 2.0% to R$ 531.9 million, due to the wage increase in 6% in the end of 2009, while the headcount remained stable. This increase was partially offset by the productivity gains resulted from the readjustment of our staff in 2009. Per ASK decreased by 3.2%.

Maintenance and repair (except personnel)
Reduction of 26.2% to R$ 155.3 million, mainly due to the appreciation of the real by 22.0% on the average of the quarter comparing with the same period 2009, the lesser narrow body engine under review and the increase of 2.8% in stage length, partially offset by an increase in our net fleet by 3 aircraft (excluding ATR-42) and increased total flight hours by 4.9%. Per ASK reduced by 30.0%.

Third party services
Decrease of 4.6% to R$ 194.1 million, mainly due to a reduction in advisory and consultancy costs, result of optimization of internal processes. Per ASK decreased by 9.5%.

Landing, take-off and navigation charges
Increase of 0.5% to R$ 146.3 million, due to the landings 2.1% higher and 5.0% increase in kilometers flown, partially offset by the appreciation of the real by 22.0% on the average of the quarter comparing with the same period 2009, impacting international flights tariffs. Per ASK decreased by 4.7%.

Depreciation and amortization
Reduction of 6.4% to R$160.6 million, mainly due to the appreciation of the real by 22.0% on the average of the quarter comparing with the same period 2009, partially offset by an increase of 4 aircraft classified as capital leases. Per ASK decreased by 11.2%.

Aircraft insurance
Decrease of 18.1% to R$ 13.0 million, mainly due to the appreciation of the real by 22.0% on the average of the quarter comparing with the same period of 2009. This reduction was partially offset by an increase of 3 aircraft in our fleet (excluding ATR-42), the growth of 13.2% in the numbers of passengers and by an increase of 2.8% in stage length. Per ASK decreased by
22.4%.

Other
Reduction of 7.7% to R$ 177.5 million, 8.1% below the previous quarter, due to the finalization of systems’ implementation related to the entry into the Star Alliance. Per ASK decreased by 12.5%.

Net financial result
Net revenue of R$ 163.0 million in 1Q10 against an expenditure of R$ 29.0 in 1Q09, mainly due to the negative impact of exchange rate. More details on next page.

Net income
Net loss of R$ 58.1 million due to the above explained, witch represented a negative margin of 2.2% in the 1Q10, versus a positive margin of 0.6% in the 1Q09.

EBIT
Our EBIT margin reached 3.7% to R$ 96.2 million in 1Q10, representing a decrease of 1.3 percentage points as a result of reduction of 0.5% in net revenue combined with an increase of 0.9% in operating costs.

EBITDAR
The EBITDAR margin reached 14.5% to R$ 376.4 million in 1Q10, representing a margin reduction of 3.7 percentage points compared to 1Q09, mainly due to all the factors described above about income and expenses.

Financial Result

(In millions of Reais)	Three months period ended
	March, 31	March, 31
	2010	2009
Finance income
Interest income from financial investments	30.0	25.9
Exchange gains	480.2	229.5
Other	6.1	6.4
Total	516.3	261.8

Finance expenses
Exchange losses	(564.6)	(166.4)
Interest expense	(104.1)	(117.4)
Other	(10.6)	(7.0)
Total	(679.3)	(290.8)

Net finance result	(163.0)	(29.0)

Interest income from financial investments

We ended the 1Q10 approximately with R$ 2.6 billion in cash, cash equivalents and investments. The yield of this amount represented an interest income of R$ 30 million, compared with revenues of R$ 25.9 in 1Q09.

Exchange gains and losses

The exchange rate of R$ 1.74 in the end of 4Q09 to R$ 1.78 in the end of 1Q10, over the capital lease totalized a net expense of R$ 26.1 million compared to a net revenue of R$ 15.4.

Interest expenses

Our total interest expenses recorded R$ 104.1 million, in witch R$ 9.6 million refers to capital leases and the remaining refers to interests paid by our debentures, bonds and other loans issues.

Cash Flow

	Three months period ended
	March, 31	March, 31
(In millions of Reais)	2010	2009

Increase (decrease) in net cash from activities:

Operating	(369.0)	226.1
Investing	13.8	(126.9)
Financing	499.0	(154.9)

Net cash increase (decrease) in cash and cash equivalents	143.8	(55.7)

Cash Flow from operational activities

The cash used in our operational activities was R$ 369.0 million in 1Q10, comparing to a cash generation of R$226.1 million in 1Q09. The variation is mainly due to the increase of financial assets of R$ 369.0 million and accounts payable of R$ 263.5 million.

Cash Flow from investment activities

The cash used in investment activities was R$ 13.8 million in the 1Q10, comparing to a cash used of R$ 126.9 million, mainly due to the restricted cash redemption of R$ 41.8 million, partially offset by property plant and equipment and other intangible assets acquisition summing up R$ 38.7 million.

Cash Flow from financing activities

The cash generated in financing activities was R$ 499.0 million in the 1Q10, comparing to a cash used of R$ 154.9 million in 1T09, mainly due to Multiplus IPO amounting R$ 657.0 million, partially offset by dividends payment of R$ 25.0 million and by R$ 126.4 million on capital leasing payments.

Impacts of Multiplus Fidelidade consolidation

In the tables below we expose discriminately the Assets and Income Statement of the Airline Operations and Multiplus Fidelidade, as well as its eliminations and the consolidated result of the first quarter of 2010.

Assets and Income Statement

	Airline Operation	Multiplus	Total reported	Eliminations	Consolidated
(In thousands of Reais)
Total assets	16,270,679	873,218	17,143,897	(4,011,244)	13,131,653

Revenue	2,647,692	40,787	2,688,479	(84,635)	2,603,844
Operating expenses	(2,660,838)	(29,844)	(2,690,682)	183,095	(2,507,582)

Operating profit before changes in fair value of fuel derivatives and aircraft revaluation	(13,145)	10,943	(2,203)	98,460	96,257

Changes in fair value of fuel derivatives				(10,394)	(10,394)
Gains (losses) on aircraft revaluation recognized in the statement of income

Operating profit/(losss)	(13,145)	10,943	(2,203)	88,066	85,863

Financial income	515,930	358	516,288		516,288
Financial expenses	(689,657)	(33)	(689,690)	10,395	(679,295)
Profit/(loss) before income tax and social contribution	(186,873)	11,268	(175,605)	98,461	(77,144)

Income tax and social contribution	31,230	(3,788)	27,442	(6,614)	20,828
Profit/(loss) for the year (all continuing operations)	(155,643)	7,480	(148,163)	91,847	(56,316)

Our total liability at the end of the 1Q10 was R$ 7,474 million, of which 84% was denominated in foreign currency.

The amounts disclosed in the table are the contractual undiscounted cash flows and include interest.

Breakdown and maturity of financial debt

(in thousands of Reais)							As of March 31, 2010

							Leases not
	Lease						included in the	Total Debt
	Payable	Loans	Debentures	Bonds	Total	% Total	Balance Sheet	Ajusted
Short Term
Apr/2010 to Mar/2011	661,983	535,828	430,212	113,352	1,741,376	19%	364,953	2,106,329

Long Term
2011 (Apr to Dez)	476,925	20,914	385,630	62,991	946,460	10%	261,230	1,207,691
2012	610,607	6,951	473,504	87,778	1,178,841	13%	293,995	1,472,835
2013	592,472	1,574	187,349	87,778	869,173	9%	200,568	1,069,741
2014	583,777	1,175	0	87,778	672,731	7%	115,325	788,056
2015	495,958	1,175	0	87,778	584,912	6%	72,706	657,618
2016 and thereafter	2,009,236	7,217	0	1,324,314	3,340,766	36%	64,576	3,405,342
Total	5,430,958	574,834	1,476,695	1,851,771	9,334,259	100%	1,373,353	10,707,613
Discount effect	-682,083	-24,775	-375,855	-777,835	-1,860,549	-20%	0	-1,860,549
Accounting value	4,748,875	550,059	1,100,840	1,073,936	7,473,710	80%	1,373,353	8,847,063
In Foreign Currency	99%	99%	0%	100%	84%		100%	86%
In Local Currency	1%	1%	100%	0%	16%		0%	14%

Considering also the debt related to operating leases which is not in our balance sheet, our debt reaches R$ 8,847 million, of which 86% is foreign currency denominated.

Network and fleet plan

Domestic network

Since the beginning of 2010, we are expanding our domestic network, creating new destinations and frequencies. In February, we added a daily flight from Guarulhos to Natal and São Luiz. Also in February, we added a fourth daily frequency between Brasília and Campo Grande. In March, we resumed the flight from Congonhas to Comandatuba with two flights a week. Also in March, Rio de Janeiro has won three new daily flights connecting to São Paulo, Porto Alegre and João Pessoa. These flights are intended to strengthen our supply and the time options we offer to passengers, given the growing demand in those markets.

International Network

With the arrival of two new A330s, the first on May 7th and the second in early June, at first we will attend the demand of Brazilians to the World Cup through charter flights. We have more than 30 flights sold to South Africa. After the World Cup we will operate charter flights to attend the high demand season in Orlando and as from August will be included in our network to two new regular flights to Europe, starting from the Tom Jobim International Airport (Galeão) in Rio de Janeiro to Frankfurt (Germany) and London (England).

Moreover, studding the demand in South America, we are analyzing the Colombian market as a potential new target to be operated. Our intention is to start a direct flight to Bogota in the second half of the year.

Fleet

Encerramos o ano de 2009 com 132 aeronaves incorporadas em nossa frota. No primeiro trimestre de 2010 recebemos 3 novas aeronaves A319, e juntamente com os 5 ATR-42 da Pantanal, fechamos o trimestre com 140 aeronaves, sendo que dos 5 ATR-42, 2 não estão operacionais.

We ended 2009 with 132 aircraft in our fleet. In the first quarter 2010 we received 3 new A319 aircraft, and with the 5 ATR-42 from Pantanal, we ended the quarter with 140 aircraft, knowing that two of the five ATR-42 are non-operational.

		1st Quarter
Models	Capacity	Total		Leasing Types
				Financial		Operating
		2010	2009	2010	2009	2010	2009
A330	212 / 213 seats	16	16	14	14	2	2
A340	267 seats	2	2	2	2	0	0
B767	205 seats	3	3	3	3	0	0
B777	365 seats	4	4	4	4	0	0
Wide Body		25	25	23	23	2	2
A319	144 seats	24	20	15	11	9	9
A320	156 / 174 seats	81	82	27	27	54	55
A321	220 seats	5	5	5	5	0	0
Narrow Body		110	107	47	43	63	64
ATR-42	45 seats	5	0	0	0	5	0
Total		140	132	70	66	70	66

This classification is in accordance with the accounting rule. Contractually, we have only four financial leasing, the aircraft B777.

Fleet Plan

In March 31st, 2010 we revised our fleet plan, confident in the domestic market growth and also incorporating the acquisition of Pantanal.

Models	2010	2011	2012	2013	2014
A330	18	20
A340	2	2
Airbus Wide Body	20	22	20	18	21
B767	3	3	3	3	0
B777	4	4	8	10	10
Total Wide Body	27	29	31	31	31
A319	25	28
A320	84	84
A321	7	9
Total Narrow Body	116	121	125	129	134
ATR-42	5	5	0	0	0

Total	148	155	156	160	165

2010 Guidance

On March 31st, 2010 we presented our estimates for 2010. Despite the growth in demand in the domestic market of 32% from January to April, we still believe in a growth from 14% to 18% on the average of 2010 against the previous year. We are growing below our estimates on supply side, and the increase will come from a combination of the arrival of new aircraft and the increase in aircraft utilization. In the domestic market we have already received three A319 aircraft and until the end of the year we will receive one more A319, three A320 and two A321. In the international market, the supply increase will come with the arrival of two new A330 by the beginning of June, which will be used to fulfill our plan of two new international flights or destinations. So far, we are operating with load factor above our estimates, reminding that January and February are months historically with higher load factors. Our CASK excluding fuel expenses is 9% below the first quarter of 2009. Up to now, the assumptions used are consistent with our estimates.

1 Considers the period from January to March

Tables

Operating data

	1Q10	1Q09	1Q10 vs 1Q09	4Q09	1Q10 vs 4Q09
Total
Trasnsported Passangers (thousands)	8,292	7,325	13.2%	8,321	-0.4%
RPK (million)	12,241	10,805	13.3%	11,959	2.4%
ASK (million)	16,979	16,104	5.4%	16,747	1.4%
Load factor - %	72.1	67.1	5.0 p.p.	71.4	0.7 p.p.
Break-even Load Factor - %	69.4	63.7	5.7 p.p.	67.6	1.9 p.p.
Average tariff	267	306	-12.7%	249	7.1%
Flight hours	148,084	141,139	4.9%	146,678	1.0%
Kilometers flown (thousands)	89,510	85,245	5.0%	88,009	1.7%
Liters of fuel (million)	588,758	550,711	6.9%	578,544	1.8%
Aircraft utilization (hours per day)	12.2	11.9	2.5%	12.1	1.1%
Aircraft utilization by track (hours per day)	12.5	12.6	-1.6%	12.8	-2.4%
Landings	73,270	71,741	2.1%	72,793	0.7%
Stage Length	1,222	1,188	2.8%	1,209	1.0%
Total number of employees	25,048	24,772	1.1%	24,282	3.2%
- TAM Airlines	24,246	24,080	0.7%	23,504	3.2%
- TAM Mercorsur	486	442	10.0%	475	2.3%
- TAM Viagens	316	250	26.4%	303	4.3%
- Multiplus Fidelidade	55	0	-	0	-
WTI end (NYMEX) (at US$/Barril)	83.8	49.7	68.7%	79.4	5.5%
WTI average (NYMEX) (at US$/Barril)	78.9	43.3	82.2%	76.2	3.5%
End of period exchange rate (R$ / US$)	1.7810	2.3152	-23.1%	1.7412	2.3%
Average exchange rate (R$ / US$)	1.8024	2.3113	-22.0%	1.7383	3.7%
Domestic Market
Trasnsported Passangers (thousands)	7,043	6,202	13.6%	7,118	-1.1%
RPK domestic (million)	7,220	6,232	15.9%	7,024	2.8%
RPK domestic scheduled (million)	6,938	5,856	18.5%	6,807	1.9%
ASK domestic (million)	10,422	9,713	7.3%	10,213	2.0%
ASK domestic scheduled (million)	10,088	9,279	8.7%	9,942	1.5%
Domestic Load Factor %	69.3	64.2	5.1 p.p.	68.8	0.5 p.p.
Market share - %	42.4	49.5	-7.1 p.p.	43.8	-1.4 p.p.
International Market
Transported Passangers (thousands)	1,249	1,123	11.3%	1,203	3.8%
RPK international (million)	5,020	4,573	9.8%	4,935	1.7%
RPK international scheduled (million)	5,015	4,569	9.8%	4,930	1.7%
ASK international (million)	6,557	6,391	2.6%	6,534	0.3%
ASK international scheduled (million)	6,546	6,371	2.7%	6,526	0.3%
International Load Factor %	76.6	71.6	5.0 p.p.	75.5	1.0 p.p.
Market share - %	82.8	85.5	-2.7 p.p.	85.5	-2.7 p.p.

Condensed Balance Sheet

(In millions of Reais)	March, 31	March, 31		March, 31	March, 31
	2010	2009		2010	2009

Assets			Liabilities

Current assets			Current liabilities
Cash and cash equivalents	1,219.0	1,075.2	Suppliers	354.9	431.0
Financial assets at fair value
through profit and loss	1,380.0	1,011.0	Financial liabilities	1,391.8	1,244.7
Trade accounts receivable	1,377.4	1,122.0	Salaries and social charges	360.0	307.6
Inventories	189.3	195.1	Deferred income	1,650.6	1,698.3
			Taxes, charges and
Taxes recoverable	117.9	99.3	contributions	205.3	179.7
			Proposed interest on own
Prepaid expenses	136.0	148.9	capital and dividends	209.0	234.0
Other receivables	97.6	143.0	Derivative financial instruments	171.8	235.7
	4,517.1	3,794.4	Other current liabilities	191.4	123.7
				4,534.8	4,454.7
Non-current assets
Restricted cash	37.6	79.4	Non-current liabilities
Deposits in guarantee	54.3	59.5	Financial liabilities	6,081.9	5,924.7
Deferred income tax and social
contribution	645.1	621.8	Derivative financial instruments	0.0	6.3
Prepaid aircraft maintenance	400.0	408.6	Deferred income	91.7	100.2
Other receivables	38.5	28.5	Provisions for contingencies	715.3	666.6
Property, plant and equipment
including aircraft pre-delivery			Refinanced taxes payable
payments	7,056.0	6,910.5	under Fiscal Recovery Program	390.7	319.7
Intangible assets	383.0	241.7	Other non-current liabilities	191.2	173.9
	8,614.5	8,350.1		7,470.9	7,191.4

			Total liabilities	12,005.7	11,646.1

			Stockholders’ equity
			Capital and reserves
			attributable to equity holders of
			TAM S.A
			Share capital	675.5	675.5
			Revaluation reserve	113.5	116.5
			Other reserves	636.9	131.6
			Accumulated deficit	(485.3)	(428.6)
				940.6	495.0
			Non-controlling interest	185.3	3.4

			Total Stockholders’ equity	1,125.9	498.4

			Total liabilities and
Total Asset	13,131.7	12,144.5	Stockholders’ equity	13,131.7	12,144.5

Cash Flow

	Three months period ended
	March, 31	March, 31
(In millions of Reais)	2010	2009

Cash flows from operating activities
Cash generated from (used in) operations (Note 14)	(292.7)	406.3
Tax paid	(1.1)	(83.0)
Interest paid	(75.2)	(97.2)

Net cash generated from (used in) operating activities	(369.0)	226.1

Cash flows from investing activities
Investments in restricted cash	0.0	(124.8)
Restricted cash	41.7	0.0
Cash flows from from business combination	(9.5)	0.0
Proceeds from sale property, plant and equipment	6.3	29.3
Purchases of property, plant and equipment	(10.3)	(42.8)
Purchases of intangible assets	(28.4)	(6.5)
Deposits in guarantee
Reimbursement	5.3	27.3
Deposits made	0.0	(3.4)
Pre-delivery payments
Reimbursement	28.6	62.8
Payments	(19.9)	(68.6)
Net cash from (used in) investing activities	13.8	(126.9)

Cash flows from financing activities
Proceeds from issuance of common shares	2.6	0.0
Net cash received in IPO of subsidiary Multiplus	657.0	0.0
Dividends paid to the Company's stockholders	(25.0)	0.0
Short and long-term borrowings
Issuance	0.0	23.2
Repayment	(9.3)	(37.3)
Repayment of finance leases	(126.4)	(140.8)

Net cash increase (used in) from financing activities	499.0	(154.9)

Net increase (decrease) in cash and cash equivalents	143.8	(55.7)

Cash and cash equivalents at beginning of period	1,075.2	671.8

Cash and cash equivalents at end of period	1,219.0	616.1

Glossary

Paid Passengers transported - Total number of passengers who actually paid and flew on all our flights

RPK - Revenue passenger kilometre, or transported passenger-kilometre, corresponding to the product of multiplying the number of paying passengers transported by the number of kilometres flown by such passengers

ASK - Represents our capacity, multiplying the aircraft seating by the number of kilometre flown by the seats

Average tariff - Represents the results of the total passenger revenue divided by total paid assengers transported

Yield - Average amount paid per passenger to fly one kilometer RASK - Revenue per ASK, or quotient of dividing total operating revenue by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

CASK - Operational Expense per ASK, or quotient of dividing total operational expense by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

Load factor - Percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK

Break-even Load factor (BELF) - is the load factor that equalize passenger revenues and operating expenses

Market Share - Company’s share in the total market demand (measured in RPK)

Capacity Share - Company’s share in the total market offer (measured in ASK)

Flight Hour - Represents the flight time of aircraft calculated from the time of departure to engine shutdown

Number of flight legs - The number of operational cycles realized by our aircraft which comprises take-off, flight and landing.

Investor Relations Contacts

Líbano Miranda Barroso (CEO, Investor Relations Director)

Ricardo Froes (CFO)

Jorge Bonduki Helito (Investor Relations Manager)

Marcus Vinicius Rojo Rodrigues (Investor Relations)

Suzana Michelin Ramos (Investor Relations)

Tel.: +55 11 5582 9715

Fax: +55 11 5582 8149

invest@tam.com.br

www.tam.com.br/ir

About us: ( www.tam.com.br)
We are a member of Star Alliance and have been the leader in the Brazilian domestic market for more than four years, and held a 42.1% domestic market share and 85.4% international market share in April 2010. We operate regular flights to 43 destinations throughout Brazil and we serve 82 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 78 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.9 million subscribers and has awarded more than 10.6 million tickets.

Forward-looking statement:

This notice may contain estimates for future events. These estimates merely reflect the expectations of the company's management and involve risks and uncertainties. The Company is not responsible for investment, operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

22

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.